EXHIBIT 99.18


                                  NEWS RELEASE

                           GLENCAIRN GOLD CORPORATION
                 -----------------------------------------------
                 500 - 6 Adelaide St. East, Toronto, ON M5C 1H6
                     Ph: (416) 860-0919 Fax: (416) 367-0182

NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO
U.S. NEWSWIRE SERVICES


FOR IMMEDIATE RELEASE                                                   TSX: GGG
December 9, 2004


                GLENCAIRN GOLD COMPLETES $10 MILLION BOUGHT DEAL


Glencairn Gold Corporation (TSX-GGG) is pleased to announce that it has closed its previously announced bought-deal equity financing for gross proceeds of $10 million. A syndicate of underwriters, led by Orion Securities Inc., and including McFarlane Gordon Inc., RBC Dominion Securities Inc. and Desjardins Securities Inc, purchased 13.7 million units at a price of $0.73 per unit. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at a price of $1.25 until November 26, 2008. The warrants are trading on the Toronto Stock Exchange under the trading symbol "GGG.WT".

The Company plans to use the net proceeds from the financing to fund remaining capital expenditures at its Bellavista Mine, for exploration and for general working capital.

The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent U.S. registration or an applicable exemption from U.S. registration requirements. This release does not constitute an offer for sale of securities in the United States.


Glencairn Gold Corporation                   Renmark Financial Communications Inc.
Kerry Knoll, President and CEO               Sylvain Laberge: slaberge@renmarkfinancial.com
Tel.: 416-860-0919                           Neil Murray-Lyon : nmurraylyon@renmarkfinancial.com
Fax: 416-367-0182                            Media: Cynthia Lane: clane@renmarkfinancial.com
www.glencaimgold.com                         Tel.: 514-939-3989, Fax: 514-939-3717



FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characteri zed by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.